UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036

Re: FirstEnergy Corporation
Incoming Letter dated January 9, 2004

Dear Mr. Kilpatrick:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Morgan Stanley by the Central Laborers Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 JAN 12 PM 4:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder Proposal Submitted by the Central Laborers' Pension Fund, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 11, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the Central Laborers' Pension Fund (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates to the reporting of political contributions and states, in relevant part:

> Resolved, that the shareholders of FirstEnergy Corporation (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company: (1) A report, updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds...[and] (2) A

semi-annual report of political contributions, disclosing monetary and non-monetary contributions...

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal, or portions thereof, from the 2004 Proxy Statement and form of proxy because the Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements that are materially false or misleading. The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* U.S. Bancorp (January 27, 2003); Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

In addition, the following portions of the Proposal are materially false and misleading for the reasons explained following the relevant excerpt:

"Company executives and lobbyists exercise unbridled discretion over the use of corporate resources for political purposes." The Proponent does not provide any support for this broad and inaccurate statement. First, it is not clear how the reference to "company executives" and "lobbyists" is relevant in this instance. The Proponent is attempting to incite shareholders by giving them the false and unsupported impression that corporate funds are employed for political purposes under the direction of these so-called "company executives" and "lobbyists". These false and misleading statements couched as fact should be deleted. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002). Second, there exist a number of legal restrictions on the ability of a Company or person to make political contributions. For example, the Federal Election Campaign Laws[1] set forth a host of restrictions too numerous to summarize on the ability of corporations and executives to make political contributions. Although Section 1701.13(D) of the Ohio General Corporation Law (to which the Company is subject) states that a company has the authority to "make donations for the public welfare", it does not flow from this authority that executives exercise "unbridled" discretion over the use of funds for "political purposes".

"Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders." This unsupported allegation impugns the character and reputation of the members of the Board and the Company's

[1] Available online in consolidated form at: http://www.fec.gov/law/feca.pdf.

executives by alleging that they may be taking actions that are "antithetical to the interests of [the Company]." In addition to being vague and unsupported, this statement is inflammatory because it implies that the Company's Board does not fulfill its fiduciary obligations to the Company and shareholders as required by law. These statements should be deleted.

"This is the case with FirstEnergy Corporation. The Center for Responsive Politics, a campaign finance watchdog organization, reported that the Company donated $700,000 in the 2002 election cycle to major party committees and congressional campaign dinners. However, further investigation shows that $50,000 of the Company's money also went to political committees associated with certain political figures. Those committees, in turn, used the Company's money in ways not generally known to the public that could pose reputational problems and legal risks for the Company." With the first statement, the Proponent moves from vague implications of wrong-doing to outright accusations of such wrong-doing. In support of the accusation that the Company has funded groups whose agendas are antithetical to the Company's and to shareholders' interests, the Proponent presents unverifiable data regarding contributions to major party committees. Failure to provide citations or other documentation to support these statistics renders them misleading because reasonable readers cannot refer to the source to verify for themselves their accuracy. See Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002). Even if the cited statistics were accurate and supported, the fact that a company has made contributions to "major party committees" and "congressional campaign dinners" does not lead to the conclusion that it is taking actions that are contrary to its interests and to those of its shareholders. In addition, the issue of contributions to the political organizations cited by the Proponent in this section is in large part moot, since the Federal Election Campaign Laws outlaw direct contributions to such organizations.[2] The vague statement that the alleged recipients of funds have employed them in "ways not generally known to the public" is unsupported and, even if it were true, would not provide a foundation for the assertion that the Company's alleged activities "could pose reputational problems and legal risks". This entire paragraph constitutes an unsupported, inflammatory and misleading attempt to incite shareholders, and should be deleted as a violation of the proxy rules.

"Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders." This statement implies that Company executives would, if permitted to do so, employ Company assets in a manner that is inimical to shareholder interests. As discussed above, the Proponent has advanced no evidence and has cited no source that would allow shareholders to draw this conclusion, or to verify the accuracy of these statements. These vague and unsupported assertions must be deleted.

Conclusion

For the foregoing reasons, we believe that the Proposal, or portions thereof, may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

---

[2] See U.S.C., Title 2, Chapter 14, § 441(a) and ff.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
Central Laborer's Pension Fund
Attn: Barry McAnarney

300105632v3

Exhibit A – Shareholder Proposal

Political Disclosure Resolution

Resolved, that the shareholders of FirstEnergy Corporation ("Company") hereby request that the Company prepare and submit to the shareholders of the Company:

1. A report updated annually, disclosing its policies for political contributions (both direct and indirect) made with corporate funds. The reports shall include, but not be limited to, contributions and donations to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527. This Report shall be disclosed to shareholders through the Company's web site or to shareholders in published form.

2. A semi-annual report of political contributions, disclosing monetary and non-monetary contributions to candidates, parties, political committees and other organizations and individuals described in paragraph 1. This report shall contain the following information:

    a. An accounting of the Company's funds contributed or donated to any of the persons described above;

    b. A business rationale for each of the Company's political contributions or donations; and

    c. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support: As long-term shareholders of FirstEnergy Corporation, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Currently, FirstEnergy Corporation is not required to disclose political contributions made with corporate funds in any Securities and Exchange Commission (SEC) reports to shareholders. Company executives and lobbyists exercise unbridled discretion over the use of corporate resources for political purposes. In addition, there is no SEC requirement for disclosing the business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends that are being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders.

This is the case with FirstEnergy Corporation. The Center for Responsive Politics, a campaign finance watchdog organization, reported that the Company donated $700,000 in the 2002 election cycle to major party committees and congressional campaign dinners. However, further investigation shows that $50,000 of the Company's money also went to political committees associated with certain political figures. Those committees, in turn, used the Company's money in ways not generally known to the public that could pose reputational problems and legal risks for the Company.

Absent a system of accountability, corporate executives will be free to use the Company's assets for political objectives not shared by and may be inimical to the interests of shareholders. There is currently no single source of information providing disclosure to the Company's shareholders on this issue. That is why we urge your support for this critical governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corporation
Incoming Letter dated January 9, 2004

The proposal requests that FirstEnergy prepare a report, updated annually, disclosing its policies for political contributions and prepare a semi-annual report disclosing monetary and non-monetary political contributions.

We are unable to concur in your view that FirstEnergy may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the term "unbridled" from the sentence that begins "Company executives exercise . . ." and ends ". . . for political purposes";
- delete the sentence that begins "Company officials may . . ." and ends ". . . and its stakeholders";
- provide a citation to a specific source for each sentence in the paragraph that begins "This is the case with FirstEnergy . . ." and ends ". . . legal risks for the Company."

Accordingly, unless the proponent provides FirstEnergy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

John J. Mahon
Attorney-Advisor